United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: August 1st, 2003	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel announces the closing of the transaction to divest its optical components business to Avanex

Paris, August 1,2003 — Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today that it had completed the transaction to divest its optical components business to Avanex (Nasdaq: AVNX) in a stock for stock transaction, following the approval of Avanex’s shareholders and adherence to all customary regulatory requirements. The acquired business includes operations based in Nozay, France and Livingston, UK. As part of this transaction, Avanex also acquires certain assets of Corning’s (NYSE: GLW) photonics activities. Alcatel holds 28% of the combined entity.

About Alcatel
Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts Claire Pedini Laurent Geoffroy Pascal Bantégnie	Tel : +33 (0)1 40 76 13 93 Tel : +33 (0)1 40 76 50 27 Tel : +33 (0)1 40 76 52 20	Claire.pedini@alcatel.com Laurent.geoffroy@alcatel.com Pascal.bantegnie@alcatel.com

Peter Campbell Charlotte Laurent-Ottomane	Tel : +33 (0)1 40 76 13 11 Tel : +1 703 668 3571	Peter.campbell@alcatel.com Charlotte.laurent-ottomane@alcatel.com